TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: September 27, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

The Board of Directors is pleased to announce the following appointments as part of the Company’s growth to a mid tier producer. Crew has been planning for the commencement of production in 2007 that will see the Company produce up to 600,000 ounces of gold per annum once full production is achieved from its operations at Lefa (Guinea), Masara (Philippines) and Nalunaq (Greenland). The company is implementing systems and controls appropriate for a company of this size with the implementation occurring between now and mid 2007. There will be further operating positions announced in the near future to further support this growth.

Simon J Russell – Member of the Board and Audit Committee Chair.

Mr Russell has joined the Board as Chairman of the Audit Committee. Based in Vancouver Mr. Russell has had extensive experience in senior financial roles in both public and private companies. A Chartered Accountant in both Canada and the UK Mr. Russell was trained in the UK and moved to Canada with Coopers & Lybrand in the early 1980’s. Since then he has held various finance positions and is currently the Vice President- Finance of Hy’s Canada Ltd.

William R LeClair – Executive Vice President and Chief Financial Officer

Mr LeClair, a Chartered Accountant in Canada since 1978, recently joined the executive team at Crew as Executive Vice President – Administration. He has been a member of the Board since February 2005 and most recently was the Chief Financial Officer of a publicly traded company based in Vancouver and listed on the TSX. Mr LeClair will continue in the role of Executive Vice President and CFO as well as an Executive Member of the Board and Corporate Secretary.

Simon Booth – Executive Vice President and Chief Operating Officer

Mr. Booth joined Crew in January 2006 and was appointed Chief Operating Officer in September 2006. Mr. Booth has over twenty-eight years experience in mine operations, exploration, mine management and strategic planning for Newmont, Normandy, MIM and Rio Tinto group companies. He has extensive experience in operational mine management as general manager at mine operations in Australia and New Zealand and was more recently General Manager of Newmont Mining Corporation’s highly successful Ovacik gold operation in Turkey from commissioning until its sale.

Andrew Abbott – Manager Global Maintenance Systems

Mr. Abbott brings to Crew a broad experience in effective maintenance management and training systems gained in diverse operations in Uzbekistan, Turkey, Indonesia and Australia. He will be accountable for developing and implementing an integrated Surface and Underground Maintenance Management program for Crew across all sites.

Gareth Roberts – Group Treasurer

Mr. Roberts has joined Crew as Group Treasurer from BHP Billiton. He has extensive experience of the Treasury function, having helped create the department at Billiton prior to its IPO in London in 1997, and was the Treasury Operations Manager following the merger of BHP and Billiton in 2001.

Graeme Borthwick – Head of Risk Assurance and Internal Audit

Mr. Borthwick, a Chartered Accountant in the UK has joined the company from Pricewaterhouse Coopers in London where he has most recently been involved in a number of Sarbanes Oxley compliance assignments and Internal Audit reviews. He has a total of 10 years experience in this field since leaving the military and has served as part of the internal audit department of Reckitt Benckiser. He will be responsible for developing internal audit within the company and well as assuring the quality of systems.

Rory Taylor – Vice President Accounting and Administration

Mr Taylor, a Chartered Accountant in the UK has been Group Financial Controller since April 2005 and prior to that was Financial Controller of a telecommunications company. He has extensive prior experience in auditing gold mining companies in both Africa and Canada. In his new role he will be responsible for the group accounting and reporting function and managing the implementation and maintenance of the group systems and controls.

Jan Vestrum, President and CEO of Crew comments “I am very pleased to welcome the new employees of Crew. With their long background from the industry they all represent a clear strengthening of both the technical and administrative team that shall bring Crew into a new industrial status. Crew has changed a lot over the last 4-5 years, but clearly the most material change is about to happen over the next few months through the commissioning of the Lefa plant in Guinea. We are pleased to report that the project is on time and on budget and that the commissioning of the plant will take place in November and December 2006. This will move Crew from a junior producer into a considerable mid tier produced by Q1 2007. The new Crew employees are very important assets in building the company and securing the development on the existing operations”

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Endnotes

News Release – September 27, 2006

New Staff Appointments